October 18, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinogen, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 12, 2013

File No. 333-190027

Dear Mr. Riedler:

On behalf of our client, Vaccinogen, Inc., a Maryland corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2013 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated July 22, 2013 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

1.	We note that this registration statement seeks to register up to 6 million shares of common stock to be put to Kodiak Capital Group pursuant to an investment agreement. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, there is no evidence of trading in your common stock on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces of OTC Link ATS. However, we note that you have filed a registration statement on Form 10 to register your common stock under Section 12(g) of the Exchange Act and that your Form S-1 indicates that you will seek to be listed on the OTCQB marketplace upon effectiveness of your Form 10. As such, we will be willing to consider a request to accelerate the effectiveness of your Form S-1 once your registration statement on Form 10 is effective and there is an active public market for your common stock on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401

Phone 310.982.2720 | Fax 310.458.8007

Email info@indegliacarney.com | www.indegliacarney.com

Jeffrey P. Riedler

Securities and Exchange Commission

October 18, 2013

Response: As of October 16, 2013, the Company’s common stock is now traded through the facilities of the OTCQB marketplace of the OTC Link ATS.

2.	Please revise Form S-1 to reflect any changes to your disclosure made in the course of our review of your registration statement on Form 10. We will not be in a position to accelerate the effectiveness of your Form S-1 until the applicable disclosures therein are consistent with the disclosures made in your Form 10.

Response: The Amendment reflects all changes made in the Company’s Registration Statement on Form 10 in response to the Staff’s comments delivered in their review of the Company’s Form 10 Registration Statement. A marked copy of the Amendment showing all changes from the original July 11, 2013 filed Registration Statement is being sent to you via overnight delivery.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia

&Carney

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:        Vaccinogen, Inc.